UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
CrediBLL Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 22, 2016

Physical address of issuer
39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

Website of issuer
https://www.credibll.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$89,807.61	$346,418.67
Cash & Cash Equivalents	$25,539.32	$207,275.10
Accounts Receivable	$61,607.84	$129,508.12
Short-term Debt	$644,811.28	$782,050.48
Long-term Debt	$354,351.67	$354,351.67
Revenues/Sales	$742,797.71	$1,005,148.04
Cost of Goods Sold	$443,563.35	$694,026.08
Taxes Paid	0	0
Net Income	$-119,271.86	$-309,397.74

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

CrediBLL Inc.
Annual Report
(Exhibit A to Form C-AR)
May 6, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CrediBLL Inc. (the "Company") is a Delaware Corporation, formed on August 22, 2016.

The Company is located at 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538.

The Company's website is https://www.credibll.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our

competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

BUSINESS

Description of the Business
CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring.

Business Plan
We are an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

The Company's Products and/or Services

Product / Service	Description	Current Market
Two-sided job search marketplace	CrediBLL offers smart algorithms and workflows for client and candidate approvals, making offers, scheduling interviews, tracking application status, in app conversions, defining hiring needs, adding co-workers, and more.	Machine learning, big data, full stack, and cloud & design verification professionals and employers

Down the line, we will have a subscription-based model and partner with SMEs and companies who provide training and generate revenues from that. SME (subject matter expert) product is in beta and almost complete; we are planning to crowdsource our recruiters using people who have a full-time job – more like an Uber of recruitment – to interview/screen and educate applicants. Will be introduced if maximum raise is met.

We are an online platform at http://credibll.com

Competition
We are targeting the $500 billion global recruitment market - the US recruitment market size alone is $200 billion. The recruitment market is growing 6% annually. Around 5 million workers switch jobs every year and over 50,000 tech jobs are open at any given time. There are 9 recruitment companies with over $1 billion in annual revenue and several technology recruitment companies have over $100 million in annual revenue.

Customer Base

Our customers are niche-technology companies.

Intellectual Property
The Company does not currently have any registered or filed intellectual property.

Litigation

None

Other

The Company's principal address is 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

The Company has the following additional addresses: Not Applicable.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, May 2012 – Aug 2016. At Radiansys, Neeraj was responsible for business development, team building, software development & delivery.

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Name
Varun Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Varun Singh Co-Founder & Part-Time CTO, 8//22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Part-Time CTO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Varun is responsible for aligning technical architecture with a product vision and roadmap, leading product development, product

management, and business strategy, working closely with Engineering teams to drive innovation, and deciding the latest technology implementation.
- Sr. Software Engineer, Cisco, May 2013 – Present.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, Oct 2007 – Aug 2016.

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Currently, there are 2 employees that are employed by CrediBLL. There are currently 8 employees of Radiansys that work as Contractors at CrediBLL, in both India and California. The Company intends to convert them to full time employees of CrediBLL post maximum raise of $1M.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stocks

Amount outstanding	8,400,000
Voting Rights	As provided in the Bylaws, attached in the dataroom of the CrediBLL profile on SeedInvest
Anti-Dilution Rights	Board of Directors
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	We had reserved 6% shares for future investors and 10% for the employees. We will utilize the reserved 6% towards the notes. For remaining shares, there will be dilution of the existing shares proportionately
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	84%

Common Stock

Upon Inception, the Company authorized 10,000,000 shares of common stock, $0.00001 par value.

Shortly after Inception, the Company issued 8,000,000 shares of common stock to its founders. These shares were 25% vested upon issuance and vest monthly thereafter for three years. Accordingly, as of December 31, 2016, 2,500,000 shares were vested and the remaining were unvested.

During 2016, the Company received $25,000 for 400,000 shares of our common stock.

The Company has $614,489 in advance and service from related party through Aug 2016 to July 2017.

Following the Offering, the total amount of outstanding indebtedness of the Company will be $ $999,162.95 if the Minimum Amount is raised and $0 if the Maximum Amount is raised.

Ownership

The company is owned by Neeraj Sharma (32%), Deep Shikha Vashisth (32%), Varun Singh (16%), and Vikas Sharma (4%). There is 10% in stocks reserved for employees and 6% in stocks reserved for investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neeraj Sharma	32.0%
Deep Shikha Vashisth	32.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company has a limited operating history and did not generate revenue from intended operations during 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors, availability of qualified candidates, and significant competition from larger more well-funded companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred when the above criteria has not been met.

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of ASC 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. These software development costs are amortized over the estimated useful life of the software. There were no costs capitalized during the period ended December 31, 2016.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $25,116 in cash on hand as of December 31, 2016 which will be augmented by the Offering proceeds and used to execute our business strategy. We will add more team members in the sales & marketing team, add new product feature. We intend to go-live with our SME (Subject Matter Expert) model if we are successful in a full raise.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Other Transactions

The Company receives services and is provided advances through an entity owned and operated by our Chief Executive. Services and advances are invoiced to us monthly. As of December 31 2016, there was $206,435 in services and advances owed to the related party entity, as shown on the accompanying balance sheet. Subsequent to December 31, 2017 and through July 2017, we have received $408,054 in additional advances and services from the related party for total amounts payable through July 2017 of $614,489. Additional amounts of approximately $50,000 are expected to be billed to us for August 2017.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Neeraj Sharma
_____
(Signature)

Neeraj Sharma
_____
(Name)

CEO, Comptroller, and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Neeraj Sharma
_____
(Signature)

Neeraj Sharma
_____
(Name)

Director
_____
(Title)

May 6, 2020
_____
(Date)

/s/ Varun Singh
_____
(Signature)

Varun Singh
_____
(Name)

Director
_____
(Title)

May 6, 2020
_____
(Date)

/s/ Deep Shikha Vashisth

_____
(Signature)

Deep Shikha Vashisth
_____
(Name)

Director
_____
(Title)

May 6, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

I, Neeraj Sharma, certify that the financial statements of CrediBLL Inc included in this Form are true and complete in all material respects.

Kindly do the needful. Thanks

Best Regards,

Best Regards,

Neeraj Sharma | CEO
510.557.3526 | neeraj@credibll.com

CrediBLL, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Of West Savings	3,914.61
Checking	21,624.71
Total Bank Accounts	**$25,539.32**
Accounts Receivable	
Accounts Receivable (A/R)	61,607.84
Total Accounts Receivable	**$61,607.84**
Other Current Assets	
Prepaid Exp	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$87,147.16**
Fixed Assets	
Accumulated Depreciation	-8,303.55
Furniture	10,000.00
Total Fixed Assets	**$1,696.45**
Other Assets	
Employee Advance	964.00
Total Other Assets	**$964.00**
TOTAL ASSETS	**$89,807.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	608,697.43
Total Accounts Payable	**$608,697.43**
Other Current Liabilities	
Accrued Interest	36,113.76
Chase credit Card	0.09
Total Other Current Liabilities	**$36,113.85**
Total Current Liabilities	**$644,811.28**
Long-Term Liabilities	
Crowd Note Payable	354,351.67
Total Long-Term Liabilities	**$354,351.67**
Total Liabilities	**$999,162.95**

CrediBLL, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
Common Stock	25,116.00
Opening Balance Equity	114.00
Retained Earnings	-815,313.48
Net Income	-119,271.86
Total Equity	**$ -909,355.34**
TOTAL LIABILITIES AND EQUITY	**$89,807.61**

CrediBLL, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	742,797.71
Total Income	**$742,797.71**
Cost of Goods Sold	
Subcontracting Fee	443,563.35
Total Cost of Goods Sold	**$443,563.35**
GROSS PROFIT	**$299,234.36**
Expenses	
Accounting	5,250.00
Advertising & Marketing	12,755.00
Bank Charges & Fees	180.16
Depericiation	6,875.00
Dues and Subscription	95.00
Employee Payroll	275,021.42
Payroll Taxes	15,468.79
Total Employee Payroll	**290,490.21**
Filing Fee	450.00
Insurance	1,202.00
Interest Paid	17,717.10
IT Expenses	9,165.58
Legal & Professional Services	618.00
Meals & Entertainment	189.13
Office Supplies	1,107.37
Payroll Fee	161.60
Payroll Fee and HR software	1,252.80
Postage	36.59
Professional promotion	147.75
Property Tax	1,039.89
Repairs & Maintenance	132.00
Sales Expenses	9,336.00
Sales Software Exp	48,927.55
Total Sales Expenses	**58,263.55**
Software Development	6,445.73
Software Subscription	3,323.48
State corp tax	800.00
Telephone	788.64
Travel	20.00
Total Expenses	**$418,506.58**
NET OPERATING INCOME	**$ -119,272.22**

CrediBLL, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Other Income	
Interest Income	0.36
Total Other Income	**$0.36**
NET OTHER INCOME	**$0.36**
NET INCOME	**$ -119,271.86**

CrediBLL, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-119,271.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	67,900.28
Accumulated Depreciation	6,875.00
Accounts Payable (A/P)	-139,556.12
Accrued Interest	17,717.10
Chase credit Card	-15,400.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-62,463.92**
Net cash provided by operating activities	**$ -181,735.78**
NET CASH INCREASE FOR PERIOD	**$ -181,735.78**
Cash at beginning of period	207,275.10
CASH AT END OF PERIOD	**$25,539.32**

CREDIBLL INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock Shares	Common stock Amount	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
December 31, 2016	7,600,000	$ 76	$ 25,040	$ (206,525)	$ (181,409)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(299,290)	(299,290)
Balance at December 31, 2017	7,600,000	76	25,040	(505,816)	(480,700)
Contribution	-	-	114	-	114
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(308,652)	(308,652)
Balance at December 31, 2018	7,600,000	$ 76	$ 25,154	$ (814,468)	$ (789,238)
Balance at December 31, 2019	7,600,000	$ 76	$ 25,154	$ (119,271.86)	$ (909,355.34)

NOTE 1 – NATURE OF OPERATIONS

CrediBLL Inc was formed on August 22, 2016 ("Inception") in the State of Delaware. The financial statements of CrediBLL Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California.

CrediBLL is an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability

(an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from servicing customers seeking to hire qualified professionals in the technology industry. CrediBLL charge 10% of the base salary (of the first) as finder fees on successful hire made by our clients. Our clients also hire contingent (contract) workers through us and we keep 10-15% of hourly rate as our markup when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 12, 2017, the company has an outstanding crowd note from the SeedInvest platform in the amount of $354,352. The note bears an interest of 5% per year which will be converted to preferred equity at maturity in December 2019. The notes are convertible into preferred equity at the lesser of: (a) one minus 20% multiplied by price paid per share for preferred stock by investors in a qualified equity transaction, defined as the Company raising more than $1 million in gross proceeds or selling commons stock in an initial public offering filed under the Securities Act of 1933 and (b) valuation cap of $4.5 million divided by fully diluted capitalization prior to closing of the qualified equity transaction. In addition, a sale of substantially all assets or consolidation and/or merger with another entity would result in a conversion.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2019, 7,600,000 shares of common stock are issued and outstanding for a consideration of $76.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 4, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.